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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

DEC 1 6 2008

BRANCH OF REGISTRATIONS
AND
02   EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____10/01/07____ AND ENDING____09/30/08____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AUSDAL FINANCIAL PARTNERS, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__400 WELLS FARGO BANK BUILDING, 220 MAIN STREET__
                                (No. and Street)

__DAVENPORT__   __IOWA__   __52801__
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__ROBERT B. AUSDAL, JR.__   __(563) 326-2064__
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__HUCKFELDT & SMITH, PLC__
                    (Name – *if individual, state last, first, middle name*)

2435 KIMBERLY ROAD STE 290N	BETTENDORF	IOWA	52722
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

DEC 19 20

THOMSON REUTERS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __ROBERT B. AUSDAL, JR.__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __AUSDAL FINANCIAL PARTNERS, INC.__ , as of __SEPTEMBER 30__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__NO EXCEPTIONS__

RANDALL S SOVEY
Commission Number 739774
My Commission Expires
March 20, 2009

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUSDAL FINANCIAL PARTNERS, INC.

FINANCIAL STATEMENTS

September 30, 2008

AUSDAL FINANCIAL PARTNERS, INC.
Financial Statements
September 30, 2008

Table of Contents

Julie J. Dura, CPA
Randy L. Linn, CPA
David A. Schebler, CPA
Randall B. Sovey, CPA

HUCKFELDT&SMITH

CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL LIABILITY COMPANY

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Ausdal Financial Partners, Inc.
Davenport, Iowa

We have audited the accompanying statement of financial condition of Ausdal Financial Partners, Inc. as of September 30, 2008 and the related statements of income, changes in stockholders' equity, changes in liability subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ausdal Financial Partners, Inc. as of September 30, 2008, and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Huckfeldt & Smith, P.L.C.
November 21, 2008

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Financial Condition
September 30, 2008

ASSETS

Cash	$	206,790
Receivables:		
Employee/Independent Contractors (Net of $6,859 Allowance)		18,955
Commissions		314,416
Prepaid Expenses		22,610
Securities Owned:		
Marketable at Market Value		43,344
Not Readily Marketable at Estimated Fair Value		102,500
Leasehold Improvements, Furniture and Equipment		
Net of Accumulated Depreciation of $130,758		29,507
Deposits with Clearing Organization		10,000
Deposit on Lease		5,834
Total Assets	$	753,956

LIABILITIES and STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts Payable and Accrued Expenses		90,071
Commissions Payable		253,324
Deferred Income Taxes Payable		3,800
		347,195
COMMITMENTS AND CONTINGENT LIABILITIES:		
Liability Subordinated to Claims of General Creditors		110,000
STOCKHOLDERS' EQUITY:		
Capital Stock, Common, Par Value $1 Per Share;		
100,000 Shares Authorized; 20,671 Shares Outstanding		20,671
Additional Paid in Capital		105,837
Retained Earnings		170,253
Total Stockholders' Equity		296,761
Total Liabilities and Stockholders' Equity	$	753,956

The accompanying notes are an integral part of these financial statements.

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Income
For the Year Ended September 30, 2008

Revenue:	
Commissions	$ 3,923,603
Gains and Losses on Principal Transactions, Including	
Unrealized Gains and Losses	(25,441)
Interest and Dividends	10,229
Investment Advisory Fees	357,516
	4,265,907
Expenses:	
Salaries and Commissions	3,706,607
Employee Benefits	72,761
Taxes and Licenses	60,796
Office and Equipment Leases	73,037
Office Supplies	27,702
Postage and Delivery	11,091
Advertising	24,744
Dues and Subscriptions	34,837
Auto, Travel, and Entertainment	26,494
Insurance	21,230
Repairs and Maintenance	10,526
Utilities and Telephone	23,284
Depreciation	7,911
Exchange and Clearance Fees	13,165
Regulatory Fees	28,603
Professional Fees	43,722
Interest Expense	11,000
Bad Debt Expense	4,238
Bank Charges	2,657
Continuing Ed/Seminars	3,014
Charitable Contributions	3,025
Miscellaneous	2,982
	4,213,426
Net Income before Income Taxes	52,481
Income Tax Provision	16,971
Net Income	$ 35,510

The accompanying notes are an integral part of these financial statements.

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Changes in Liability Subordinated
to the Claims of General Creditors
For the Year Ended September 30, 2008

Subordinated Borrowings at October 1, 2007	$	110,000
Additional Subordinated Borrowings During Fiscal Year Ended September 30, 2008		0
Subordinated Borrowings at September 30, 2008	$	110,000

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2008

	Capital Stock Issued	Additional Paid-in Capital	Retained Earnings	Total
Balances at October 1, 2007	$ 20,266	$ 106,242	$ 134,743	$ 261,251
Net Income-Fiscal Year Ended September 30, 2008			35,510	35,510
Issuance of New Stock (See Note 12)	405	(405)		
Balances at September 30, 2008	$ 20,671	$ 105,837	$ 170,253	$ 296,761

The accompanying notes are an integral part of these financial statements.

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Cash Flows
For the Year Ended September 30, 2008

Cash Flows From Operating Activities:		
Net Income	$	35,510
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation		7,911
Net Realized Gain on Securities Owned		(26,403)
Net Unrealized Loss on Securities Owned		51,844
Increase (Decrease) in Cash Due to Change in Operating Assets and Liabilities:		
Increase in Receivables - Employee/Independent Contractor		(7,444)
Increase in Receivables - Commissions		(228,115)
Increase in Allowance for Doubtful Accounts		4,401
Decrease in Prepaid Expenses		160
Increase in Deposits		(5,834)
Decrease in Accounts Payable and Accrued Expenses		(53,223)
Increase in Commissions Payable		132,212
Decrease in Deferred Income Tax Liability		(4,401)
Net Cash Used by Operating Activities		(93,382)
Cash Flows From Investing Activities:		
Purchase of Equipment		(11,928)
Proceeds from Sale of Securities Owned		102,573
Purchase of Securities Owned		(40,000)
Net Cash Provided by Investing Activities		50,645
Net Change in Cash		(42,737)
Beginning Cash		249,527
Ending Cash	$	206,790
Supplemental Disclosure of Cash Flow Information		
Cash Paid During The Year for:		
Interest	$	11,000
Income Taxes	$	0

The accompanying notes are an integral part of these financial statements.

Note 1 - **NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND
SIGNIFICANT ACCOUNTING POLICIES**

Nature of Business

The Company operates as a broker-dealer in securities. The Company is registered
with the Securities and Exchange Commission (SEC) and is a member of the
Financial Industry Regulatory Authority (FINRA).

For transactions in mutual fund shares, limited partnership interests, and variable
products, the Company operates under the provisions of paragraph (k)(2)(i) of
Rule 15c3-3 of the Securities and Exchange Commission. Among other items
(k)(2)(i) requires that the Company carry no margin accounts, that it promptly
transmits all customers funds and securities and does not hold customer funds or
securities or perform custodial services for customers. It effectuates all such
transactions through a special bank account for the exclusive benefit of its
customers.

With respect to all other securities transactions, the Company operates under the
provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange
Commission. Essentially, the requirements of paragraph (k)(2)(ii) provides that
the Company clear all transactions on behalf of customers on a fully disclosed
basis with a clearing broker-dealer and promptly transmit all customer funds and
securities to the clearing broker-dealer. The clearing broker-dealer carries all of
the accounts of the customers and maintains and preserves all related books and
records as are customarily kept by a clearing broker-dealer.

As a result of the above two paragraphs, the Company is exempt from the
remaining provisions of Rule 15c3-3.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted
accounting principles requires management to make estimates and assumptions
that affect the reported amount of assets and liabilities and disclosure of contingent
assets and liabilities at the date of the financial statements and the reported
amounts of revenues and expenses during the reporting period. Actual results
could differ from those estimates.

AUSDAL FINANCIAL PARTNERS, INC.
Notes to Financial Statements
September 30, 2008

Note 1 - **NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES (Cont'd)**

Cash and Cash Equivalents

For the purposes of reporting of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity of three months or less, to be cash equivalents.

Securities Transactions

Proprietary securities transactions (securities owned), commission revenues and related expense are recorded on a settlement date basis, which is generally the third business day following the date a transaction is executed. As of September 30, 2008, the effect of transactions executed but not yet settled is not significant. Marketable securities owned are valued at market value as of September 30, 2008, with the resulting net unrealized gains and losses included in earnings of the current period.

Leasehold Improvements, Furniture and Equipment

All leasehold improvements, furniture, and equipment are carried at cost with depreciation computed using straight line method over the estimated useful lives of the assets.

Investment Advisory Fees

Investment advisory fees are recognized as earned.

Commissions

Commissions, and related clearing expenses, for publicly traded securities, are recorded on a trade-date basis as securities transactions occur. Commissions receivable and payable on private placement transactions are recognized when all documents have been completed, and funds received from the client.

Concentration of Credit Risks

The Company maintains a substantial amount of its cash in a prime money market fund held in custody by a major brokerage firm. This account had a balance of $193,632 at September 30, 2008, none of which is guaranteed or insured.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided equal to the estimated uncollectible portion of employee and independent contractor receivables. This estimate is based on historical collection experience and a review of the current status of those receivables.

Note 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents, as of September 30, 2008 is $45 which has been segregated in a "special reserve bank account for the exclusive benefit of customers". In accordance with the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, no amount was required to be on deposit in this special account.

Note 3 - SECURITIES OWNED

Securities owned, at quoted market or estimated fair values, are summarized as follows:

Equity Securities	$145,844
Money Market Funds	193,632
	$339,476

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange, and no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company issuing said securities.

At September 30, 2008, the Company's equity securities include not readily marketable securities having an estimated fair value of $102,500.

AUSDAL FINANCIAL PARTNERS, INC.
Notes to Financial Statements
September 30, 2008

Note 4 - **PROPERTY AND EQUIPMENT**

At September 30, 2008, the major classes of depreciable assets and their related accumulated depreciation consisted of the following:

Furniture and Fixtures	$ 41,455
Computers and Other Equipment	118,810
	160,265
Less: Accumulated Depreciation	130,758
Net Property and Equipment	$ 29,507

Note 5 - **LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

The borrowings under subordination agreements, approved by the Financial Industry Regulatory Authority, with the officer-stockholders at September 30, 2008, are as follows:

Unsecured note, 10%, due November 20, 2009	$ 50,000
Unsecured note, 10%, due December 31, 2009	$ 60,000
Total Subordinated Borrowing	$110,000

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 6 - **INCOME TAXES**

Book to tax timing differences result from unrealized gain on securities owned, bad debt recognition, and depreciation recognition. The amount of current taxes refundable and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expense is recognized in the financial statements for the change in deferred tax liability between years.

Income tax expense varied from taxes at Federal rates, as follows:

Tax at 35 percent	$18,368
State Taxes	5,524
Federal Tax Savings from State Taxes	(1,878)
Reduction in Tax Due to Rate Brackets	(3,402)
Tax Effect of Permanent Differences	(1,641)
Total Income Tax	$16,971

Note 7 - **DEFINED CONTRIBUTION PLAN**

The Company sponsors a savings incentive match plan (SIMPLE) for employees covering substantially all of its employees. Contributions are determined by a Company matching contribution of 1% to 3% of participating employees' compensation. Company contributions to the plan totaled $20,922 for fiscal year ended September 30, 2008.

Note 8 - **LEASE COMMITMENTS**

The Company leases office space on a month-to-month lease. Equipment is also leased with a 30-day right of cancellation.

Note 9 -   <u>**NET CAPITAL REQUIREMENTS**</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

As of September 30, 2008, the Company was operating under K(2)(i) exemption for mutual fund transactions and a K(2)(ii) for other than mutual fund transactions which had a minimum net capital requirement of $50,000 as of September 30, 2008.

At September 30, 2008, the Company had net capital as computed under Rule 15c3-1 of the Securities and Exchange Commission of $167,593, which was $117,593 in excess of its required net capital of $50,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.049 to 1.

Note 10 -   <u>**CONTINGENCIES**</u>

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection, and payment of funds, as well as receipt and delivery of securities relative to customers' transactions. Off-balance-sheet-risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers, and see that customer transactions are executed properly by clearing the broker/dealer.

AUSDAL FINANCIAL PARTNERS, INC.
Notes to Financial Statements
September 30, 2008

Note 11 - **CONCENTRATIONS AND BUSINESS RISK**

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 12 - **CAPITAL STOCK TRANSACTIONS**

In April, 2008 the Company issued 405 shares of stock to an individual at no cost, in recognition of his value to the company. This individual is recognized for his financial expertise and has performed services in the past without compensation or expectation of compensation. The stock was issued at par value with a corresponding reduction in Paid in Capital. The Company recognizes the value of having such an individual as a shareholder and the continued benefit of his expertise.

Julie J. Dura, CPA
Randy L. Linn, CPA
David A. Schebler, CPA
Randall B. Sovey, CPA



CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL LIABILITY COMPANY

INDEPENDENT AUDITOR'S REPORT ON THE
SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors
Ausdal Financial Partners, Inc.
Davenport, Iowa

We have audited the accompanying financial statements of Ausdal Financial Partners, Inc. as of and for the year ended September 30, 2008, and have issued our report thereon dated November 21, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Huckfeldt & Smith, P.L.C.
November 21, 2008

AUSDAL FINANCIAL PARTNERS, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
September 30, 2008

Total Stockholders' Equity from the Statement of Financial Condition		$ 296,761
Add Liabilities Subordinated to Claims of General Creditors Allowable		
in the Computations of Net Capital		110,000
Other (Deductions) or Allowable Credits - Deferred Income Taxes Payable		3,800
Total Capital and Allowable Subordinated Liabilities		410,561
Deductions - Non-Allowable Assets		
Security Not Readily Marketable	102,500	
Leasehold Improvements, Furniture and Equipment	29,507	
Unsecured Receivables	71,378	
Prepaid Expenses	22,610	
Security Deposit	5,834	
Cash on Deposit at CRD	111	231,940
Net Capital Before Haircuts on Securities Positions		178,621
Haircuts on Securities		
Trading and Investment Securities		11,028
Net Capital		167,593
Aggregate Indebtedness		
Accounts Payable and Accrued Expenses		90,071
Commissions Payable		253,324
Total Aggregate Indebtedness		343,395
Computation of Minimum Net Capital at 6 2/3% Aggregate Indebtedness		22,893
Minimum Net Capital Requirement of Reporting Broker		50,000
Excess Net Capital		117,593
Excess Net Capital at 1,000%		133,254
Ratio of Aggregate Indebtedness to Net Capital		2.049 to 1
Reconciliation with Company's Computation of Net Capital (included		
in Part II of Form X-17a-5 as of September 30, 2008).		
Net Capital as Reported by Company (unaudited) FOCUS Report		162,941
Audit Adjustment to Prepaid Expenses		3,800
Other Audit Adjustments - Net		852
Net Capital - September 30, 2008		$ 167,593

